16000008

SEC MAIL PROCESSING
Received

JAN 13 2016

WASH, D.C.

.STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/14 (MM/DD/YY) AND ENDING 11/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterford Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14677 Midway Rd. Suite 205
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG 2/16/16

OATH OR AFFIRMATION

I, David O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waterford Capital, Inc., as of November 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN K.HAJEK
Notary Public, State of Texas
My Commission Expires
March 15, 2019

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WATERFORD CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED NOVEMBER 30, 2015

WATERFORD CAPITAL, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Waterford Capital, Inc.

We have audited the accompanying statement of financial condition of Waterford Capital, Inc. (the "Company") as of November 30, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Capital, Inc. as of November 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 5, 2016

WATERFORD CAPITAL, INC.
Statement of Financial Condition
November 30, 2015

ASSETS

Cash	$ 21,322
Receivable from broker-dealers and clearing organizations	20,398
Federal income taxes receivable	9,924
	$ 51,644

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 13,851
Commissions payable	8,822
	22,673
Stockholders' equity	
Common stock, 500,000 shares authorized with $.01 par value, 101,000 shares issued and outstanding	1,010
Additional paid-in capital	32,770
Retained earnings/(deficit)	(4,809)
Total stockholders' equity	28,971
	$ 51,644

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Income
For the Year Ended November 30, 2015

Revenues	
Securities commissions	$ 4,683
Revenue from sale of Investment Company shares	92
Interest income	240
Other income	3,922
Revenue from investment banking	1,535,851
	1,544,788
Expenses	
Compensation and benefits	1,482,755
Commissions and clearance paid to all other brokers	1,745
Occupancy and equipment costs	6,932
Promotional expense	28,831
Other expenses	39,467
Regulatory fees	44,452
	1,604,182
Income/loss before income taxes	(59,394)
Federal income tax expense - benefit	(9,926)
Net Income/loss	$ (49,468)

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at November 30, 2014	$ 1,010	$ 32,770	$ 44,659	$ 78,439
Net income/loss			(49,468)	(49,468)
Balances at November 30, 2015	$ 1,010	$ 32,770	$ (4,809)	$ 28,971

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended November 30, 2015

Balance, at November 30, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance, at November 30, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Cash Flows
For the Year Ended November 30, 2015

Cash flows from operating activities	
Net income/(loss)	($49,468)
Adjustments to reconcile net income/(loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(9,944)
Increase in federal income tax receivable	(9,924)
Decrease in federal income taxes payable	(2,720)
Increase in accounts payable and accrued expenses	6,388
Increase in commission payable	8,822
Net cash provided (used) by operating activities	(56,836)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(56,836)
Cash at beginning of year	78,158
Cash at end of year	$21,322

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 2,718

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Notes to Financial Statements
November 30, 2015

Note 1 - Summary of Significant Accounting Policies

Waterford Capital, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Revenue is recognized based upon the contractual terms of each respective investment banking agreement.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The tax benefit from the current year loss has been reported in these financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WATERFORD CAPITAL, INC.
Notes to Financial Statements
November 30, 2015

Note 1- Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU) No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and retrospective or modified retrospective adoption. In August 2015, the FASB voted to delay the effective date of the ASU by one year. The ASU will now be effective commencing with the Company's year ending September 30, 2020. Early adoption of this ASU is allowed no sooner than the original effective date. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. The provisions of this ASU are effective the Company's annual reporting period ending November 30,2017. Early adoption is permitted. The Company expects on material effect on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2015, the Company had net capital of approximately $18,067 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At November 30, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

November 30, 2015

Schedule I

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 28,971
Add:	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	28,971
Deductions and/or charges	(10,904)
Non-allowable receivables	
Net capital before haircuts on securities positions	18,067
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(0)
Net capital	$ 18,067

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	13,851
Commissions payable	8,822
Total aggregate indebtedness	$ 22,673

Schedule I (continued)

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,512
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 13,067
Excess net capital at 1000%	$ 15,800
Ratio: Aggregate indebtedness to net capital	1.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WATERFORD CAPITAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of November 30, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Hilltop Securities, Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended November 30, 2015

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Waterford Capital, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Waterford Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Waterford Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Waterford Capital, Inc. stated that Waterford Capital, Inc. met the identified exemption provisions throughout the year ended November 30, 2015 without exception. Waterford Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterford Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 5, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

WATERFORD CAPITAL

14677 Midway Rd., Suite 205
Addison, TX 75001
T: 214.363.6920
www.waterfordcapital.com

December 16, 2015

To the best of knowledge and belief, Waterford Capital Inc., has met the specific exemption called upon under Rule 15c3-3(k)(2)(ii) that the company handled no customer money or stock for the year ended November 30, 2015 without exception.

David P. O'Connor
Chief Compliance Officer

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended November 30, 2015

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholders
Waterford Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2015, which were agreed to by Waterford Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Waterford Capital, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Waterford Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2015 with the amounts reported in Form SIPC-7 for the year ended November 30, 2015 noting no difference,
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 5, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 11/30/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8 - 039210 FINRA NOV 3/4/1988
Waterford Capital Inc.
14677 Midway Rd STE 205
Addison, TX 75001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David O'Connor 214-363-6920

2. A. General Assessment (item 2e from page 2)		$ 3,857
B. Less payment made with SIPC-6 filed (exclude interest) 07/20/2015 Date Paid		(1,257)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,600
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,600.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waterford Capital Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 12 day of 16, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/01/2014
and ending 11/30/2015

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,544,788
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		96
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,745
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		1,841
2d. SIPC Net Operating Revenues		$ 1,542,947
2e. General Assessment @ .0025		$ 3,857
		(to page 1, line 2.A.)